navisyo
authentic experience

www.navisyo.com

Our Team

2020

Meet our passionate Team



„No one's knowledge in this world can ever go beyond one's experience."

Alexander Michaels

Chief Executive Officer & Founder

Alexander is a sales and marketing professional, whose focus is a force multiplier in identifying revenue streams and reaching critical mass.

He has been the managing partner and founder of multiple successful companies in the U.S., Europe, Asia and the Middle East. From signature French restaurant chains and advertising ventures, to network marketing and social media solutions, Alexander is a serial entrepreneur and a 'game changer'.

His international business expertise, coupled with his extensive work experience in direct sales and brand management, has made him a sought-after consultant and a recognized international speaker, with over 5.000 hours of public speaking, to a combined audience of over 40.000 people.

A master planner and builder, a humanist and a self-made man. Alexander drives results in competitive landscapes.

Patrick Moyal
Chief Financial Advisor

From start-ups to established enterprises, businesses must rely on accurate and insightful financial information, in order to maintain profitability and capitalize on new opportunities.
Patrick Moyal is the owner of an accounting firm, in South Florida, and possesses more than 40 years of experience as a CPA. Patrick will help steer Navisyo towards its goals by providing his expertise and support on all accounting and financial issues.
Patrick, has been the founder's friend, for more than 30 years now, and he has always supported Alexander's worldwide endeavors.

Patrick is fluent in French and Spanish and loves photography.



„Believe big. The size of your success is determined by the size of your belief. Think little goals and expect little achievements. Think big goals and win big successes."



„Enthusiasm moves the world."

Jorge Rivas
Vice President of Global Development

A key aspect of Jorge's role lies in strategic development and revenue growth.
His objective is to explore new income opportunities, develop strategies for future launches and implement sustainable plans for Navisyo's growth, by drawing on creative key partnership opportunities and fostering meaningful relationships with clients and partners.
"Navisyo will not only be about transactions, but also about relationships that can span over months or years, and that's much more fulfilling, in my opinion." Jorge Rivas. Jorge developed a love for boating and the sea at an early age.

He was trained by "his hero", his father, and he has, since then, gained a wealth of knowledge and experience in the boating world. Armed with a law degree and an MBA, Jorge, not only possesses invaluable experience in the industry, but he also comes with a formidable educational background, making him a fantastic fit in this dynamic team.

When Jorge is not busy working, you will find enjoying romantic walks with his lovely wife.

David Aldrich
Country Manager for North America

David is a marine industry professional who is specialized in the North American market.



Possessing a wealth of experience and solid contacts, with other professionals in the industry, David is passionate about all aspects of business development, including increasing sales and market positioning. Since the 70's, David has been a fierce advocate of the shared economy concept and he has grown several companies through his relationship building skills.

Meeting and exceeding goals, even during challenging times, is part of what he does. David never skips a beat. He has been fortunate to work all over North America, which has led him to gain a strong understanding of the regional and local needs.

„If one does not know to which port one is sailing, no wind is favorable."

David is proud to embark on this amazing voyage, with Navisyo, and to lend his expertise, in order to ensure that the vision becomes a reality.

Roberto Lauria
Vice President Travel Publicist



Roberto Lauria comes from a multicultural background and he has worked, for numerous large professional organizations, in the technology and tourism sector.

His current mission is propelled, by his passion for the travel industry. Being part of a ground breaking start-up, which strives to make a real difference, is another reason why Roberto decided to dedicate his talents to Navisyo's development.
He is currently focusing on supporting an industry that is suffering, from the devastating impact of the Covid-19 crisis, by addressing and offering solutions to some of the biggest problems, the world has ever faced.

„Hope is not a strategy."

Roberto is fluent in German, English, Greek and Italian.



Gunars Grundstocks
Chief Technical Officer

With over a decade of experience in IT project management, Gunars has successfully managed multidisciplinary project teams through all phases of the web-mobile-project development life cycle.

His expertise lies in social media management, in search engine optimisation and in the website user experience. He believes that open and honest communications, within a team, is the key to a successful project.

Gunars is a lifelong learner who spends his free time reading, participating in lectures and workshops, and honing his craft.

„When you don't create things, you become defined by your tastes rather than your abilities. Your tastes only restrict and exclude people. So create."

Martins Rudzitis
Vice President of Software Engineer

Upon graduating from his university, as a software developer, Martin went straight to work as a project manager.
From the start, he has been involved in the day-to-day supervision of all aspects of the Navisyo project.

One of his objectives, as the chief communicator, between Navisyo and its dedicated team of developers, is to make sure that every task is carried out by the right person, at the right time, ensuring that the project and its development runs smoothly.

When he is not busy at work, you can find Martins either dancing or running.



„Believe it can be done. When you believe something can be done, your mind will find ways to do it. Believing in a solution paves the way to finding a solution."



Valdis Pornieks
Senior Lead Developer

Valdis is a technical director and a leading expert in web and mobile development.

With over a decade of experience in advanced programming, XHTML, CSS, Javascript, and Ruby on Rails, he is currently pursuing a PhD in computer science, in addition to conducting a cutting-edge research on requirement analysis.

In his spare time, Valdis lectures on web development in universities, sings in a choir and enjoys jazz music.

„Talk is cheap.
Show me the code."

Lucie Nightingale
Project Manager & User Experience Specialist

Lucie is a world traveler. From a very early age, she developed a true passion for the art of planning and she rapidly gained unique insights into the travel world. By the age of 22 years old, she had already traveled to more than 40 countries and she had booked over a thousand stays, across numerous booking platforms, including Airbnb, consequently making her an adept in the user experience.



Once onboard with Navisyo, she made it her mission to analyse what makes each of the booking platforms effective and enjoyable.
Her role, as Project Manager, is to oversee all aspects of the functionalities and to continually improve the user experience, within the Navisyo marketplace.

Lucie was born in the Czech Republic and she speaks fluent English and French.

„The best way to predict
your future is to create it."

navisyo



Liliana Pham
Creative Director

Selected as the finalist, amongst hundreds of the best graphics designers in the world, Liliana has been carefully chosen to head and oversee all the creative needs of the company.
She is a dedicated and dynamic designer, who has met all expectations in successfully creating a unique and inspiring logo for the brand.

Liliana's passions are all connected to spirituality and psychology. Whenever she has a little free time, she spends it on raising her level of consciousness.

She also loves photography and rescuing animals.

„Your true home is in the here and the now."

Teresa Binghay
Ambassador Program Director

Teresa's 15 years of experience, in the corporate industry, gave her the inspiration to motivate individuals, from all walks of life, and help companies succeed in achieving their targets.

She has conducted thousands of hours of training in corporate sales, in customer service, in public speaking, in technical education and in community development.

Teresa is a certified Mind Mapper and DISC behavioural trainer, with a vast network in Asia, Europe and North America. She graduated from Cebu Doctors' University, in the Philippines, with a Bachelor of Science in Biology and subsequently, completed a course in marine engineering.

Teresa will be heading the Navisyo Ambassador Program where she will implement her extensive knowledge, in the art of transforming individuals, into productive and successful ones.

A philanthropist at heart, she also co-founded MEANS-W Qatar, an all ladies organisation which advocates for women's empowerment and development.

She is also a published author and loves to write.



„Jobs fill your pockets but adventures fill your soul."